Ballard Power Systems

News Release

Ballard Revises 2012 Guidance

For Immediate Release – June 18, 2012

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP) (TSX: BLD), a world leader in delivery of clean energy fuel cell solutions across a range of applications, announced that it is revising guidance for 2012 revenue and Adjusted EBITDA.

The Company indicated in its February 22 press release that full-year guidance for 2012 was:
Revenue of approximately $100 million; and
Adjusted EBITDA of approximately breakeven.

At that time, the Company also indicated that the primary risk factor that could cause a variance to guidance related to “delays in terms of closing and shipping expected sales orders, primarily in our Brazilian and European bus markets”.

In the Brazilian bus market, contract negotiations related to the LOI with the City of Sao Paolo signed in December 2011 have been more complex and are taking longer than originally anticipated. Ballard expects to gain greater certainty into this situation in the coming months and remains positive as to the outlook for sales of fuel cell bus modules in Brazil. However, given the delays and the reduced time remaining for shipments ‘in year’, the Company believes that it is prudent now to revise its guidance for 2012.

Assuming there are no bus module shipments to Brazil until 2013, the impact on the Company’s full-year revenue outlook for 2012 would be approximately $15 million. Given uncertainty as to the timing of revenue and the potential impact on revenue and the associated impact on Adjusted EBITDA in year, the Company has revised its guidance for 2012 to:
Revenue of approximately $85 million; and
Adjusted EBITDA of approximately ($5) million.

These revised guidance numbers represent year-over-year improvements in revenue and Adjusted EBITDA of 12% and 78%, respectively.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP) (TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products are based on proprietary esencia™ technology, ensuring incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements concerning projected revenue growth, Adjusted EBITDA and projected product sales. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard’s most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard’s actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com